UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces the commencement of

secondary public offering by the selling shareholder

Abengoa

January 12, 2015 – Abengoa Yield plc (NASDAQ: ABY, “Abengoa Yield”) today announced the commencement of a public offering of up to 9,200,000 shares of Abengoa Yield by means of an underwritten secondary public offering by the selling shareholder Abengoa. Abengoa Yield will not receive any proceeds from the sale of shares by the selling shareholder. The underwriters of the offering will have a 30-day option to purchase up to an additional 1,380,000 ordinary shares from the selling shareholder.

Citigroup and BofA Merrill Lynch are acting as global coordinators of the Offering. HSBC and Banco Santander are acting as joint bookrunners.

The Offering will be made only by means of a prospectus. A copy of the preliminary prospectus, when available, may be obtained without charge from the offices of Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146) or BofA Merrill Lynch, at 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by emailing dg.prospectus_requests@baml.com.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) in the United Kingdom, persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or who are high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates will only be available to and will only be engaged in with, relevant persons. Any person who is not a relevant person must not act or rely on this document or any of its contents.

The sustainable total return company

Forward-Looking Statements

This communication contains forward-looking statements that may state Abengoa Yield’s or its management’s intentions, beliefs, expectations or predictions for the future. Such forward looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe,” and similar terms. Although Abengoa Yield believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets. Any forward looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

EVP and Chief Financial Officer Eduard Soler E-mail: ir@abengoayield.com	Investor relations Leire Pérez Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com

Communication Department Patricia Malo de Molina Meléndez Tel: +34 954 93 71 11 E-mail: communication@abengoa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: January 12, 2015